Unbridled Energy Corporation

MANAGEMENT DISCUSSION AND ANALYSIS

Form 51-102F1

For the Period Ended September 30, 2008

Prepared on November 14, 2008

Unbridled Energy Corporation

Management's Discussion & Analysis

For the three-month period ended September 30, 2008

Change in fiscal year end

Effective for the year ending December 31, 2007, the Company changed its year end to December 31 from April 30. Information reported for the third quarter 2008 is compared to the three month period August 1, 2007 to October 31, 2007.

General

The following management discussion and analysis of the financial position of Unbridled Energy Corporation and its wholly owned subsidiaries should be read in conjunction with the consolidated Financial Statements for the  quarter ended September 30, 2008, the consolidated Financial Statements for the three-month period ended October 31, 2007 and the consolidated Financial Statements for the period ended December 31, 2007.  The Company’s Financial Statements and related notes are presented in accordance with Canadian generally accepted accounting principles.  All currency amounts are expressed in Canadian dollars unless otherwise noted.

The Company is a public company traded on the TSX Venture Exchange under the symbol “UNE” and is exploring and developing its oil and gas properties.  The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves and confirmation of the Company’s interest in the oil and gas properties, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition of the properties.

The Company was incorporated under the laws of the Province of British Columbia, Canada, on October 6, 2003 as Leroy Ventures Inc. and on July 19, 2006, the Company changed its name to Unbridled Energy Corporation.

Forward Looking Statements

Certain statements contained in the following Management Discussion and Analysis constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Unbridled Energy Corporation to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

Overall Performance

In the United States (USA), the Company has a WI in 61 older gross wells and 6 wells drilled in 2008 (32.03 net wells) in Chautauqua County, New York.  During the nine months ended September 30, 2008, these wells produced approximately 101,000 gross mcf and 715 gross bbls of oil, representing approximately  40,200 mcf and 298 bbls net to the Company’s interest.  On July 9, 2008 the Company completed negotiations for an option to purchase a 50% working interest in 22 additional wells, plus additional acreage and the deep rights across all of the Company’s Chautauqua County, New York acreage.  The agreement calls for the Company to spend $500,000 to workover a number of the purchased wells to improve production, plus a payment of $137,000 for an additional 25% working interest in the deep rights.  Such work is expected to begin in Q4 2008.

As of November 14, 2008, 6 wells have been drilled with our joint venture partners on the Chautauqua County acreage.  The Company is testing the Medina formations with an advanced completion and stimulation technique to propagate longer, propped fractures.  All six wells were completed and turned into production during Q2.  Once the wells have been in production for several months, the Company’s reserve report will be updated for all wells in New York.  Up to 15 additional wells are in the process of being permitted on the Company’s approximate 15,000 acre lease position in Ellery and Villenova Townships.  The Company continues to acquire new leases in Chatauqua County, NY with mineral interests to basement.  The NRI for the new leases is approximately 87.5%.

The Company partnered with Schlumberger Data and Consulting Services to acquire new micro-seismic data on its Chautauqua Lake property in New York.  The project was conducted for the New York State Energy Research and Development Authority (NYSERDA) under a US$150,000 grant agreement.  Unbridled’s share of the grant is $100,000, of which payment is expected during Q4 2008.  The project collected new reservoir and hydraulic fracture information in the Grimsby, Whirlpool, and Devonian shales in Chautauqua County from the Mittlefehdlt #1 to optimize future hydraulic fracture treatments.  Until now, this region of New York has not been characterized significantly.  The project included collecting advanced logs, core, and micro-seismic data.  Schlumberger provided the technical analysis for the project.  The project identified a new shale interval that appears prospective based on Schlumberger’s initial log and core analysis.  The Company will announce the discovered resource estimates after Schlumberger completes their log and core interpretation.  There are plans to stimulate the interval in one or more existing wells in Q4 2008 to determine its economic viability.  Finally, the Company is evaluating the potential to drill horizontal wells in the Medina and shale intervals.

The Company owns 50% WI in approximately 30,000 acres in Jackson County Ohio.  Equitable Production Company, a unit of Equitable Resources, Inc. (NYSE: EQT) signed an agreement with the Company to be a joint interest partner in this prospect.   Associated with the Jackson County acreage, the Company agreed to sell a 50% WI to Equitable on the conditions that Equitable drills, completes, and production tests three horizontal wells into the Devonian Shale. The three well drilling and stimulation program was completed during Q2 2008 with Equitable earning its 50% WI in all acreage in the AMI.      All three of the wells have been flow tested and the partners are evaluating the economic value of this new play, in addition to reviewing other potential formations of interest.

The Company and Equitable have joined in an 11 township Area of Mutual Interest in Jackson County, Ohio.

The Company continues to evaluate opportunities to purchase additional acreage in Canada and in the USA, in addition to joint venture opportunities with other operators.   Unbridled is in late stage negotiations with joint venture partners in Appalachia to enter the Marcellus Shale play and to drill an oil plan.  In addition, the Company has identified significant acreage to lease and is pursuing a joint venture partner to purchase the leases and allow Unbridled to operate and drill to earn a working interest in the acreage.

At the end of September 30, 2008 the Company had working interests (“WI”) of between 25% and 50% in three wells (3-17, 7-18, and 16-21) on the Chambers Property in Alberta, Canada.  The 3-17 well was placed into test production on November 7, 2007, and it produced gas and condensate sporadically in November and December as a result of hydrates forming in the tubing and around the production facility.  A choke (a down-hole tool to augment production where condensate is present) was installed in the well in late December, 2007 and it allowed the well to produce continuously in January and most of February, 2008.  Through August 2008 the well has produced 75,610 gross mcf and 3,784 gross bbls of condensate and other hydrocarbon liquids (24,564 net mcf and 1,185 net bbls).  On July 1, 2008 the Company installed a string of small diameter coiled tubing into the well to help keep the gas and condensate producing at maximum rates.  The down-hole choke was effective at eliminating the hydrates, but reduced the condensate production.  The well was returned to production but it has become clear that the completed zones in the well will become uneconomic in the near future.  Management has determined that the well should be completed in an up-hole formation to improve production rates to a more economic level.  During 2009, the Company intends to test the 2nd White Specks shale interval in the well, pending partner approval and the availability of capital.  The Company’s WI in the 3-17 well is 32.49%.

The Company completed drilling the 16-21 well on the Chambers property at the end of September 2007. In December, the Elkton reservoir was perforated and flow tested for one day at 1 MMscf/d, followed by a multi-week pressure buildup.  Based on the analysis of the flow and buildup data, the Elkton contains a large volume of gas in place, but lower permeability, and thus requires a stimulation treatment to justify laying a 4 mile pipeline.  The expected initial rates could be in the range of 3 to 5 MMscf/d after the treatment based on the forecasts performed by Schlumberger. The Company was waiting for its joint venture partner to either raise funds for its share of the stimulation or sell its interest before proceeding.  The partner has now raised funds and an AFE will be submitted soon for their share of the stimulation treatment.  Management of the Company has also determined that the stimulation should be attempted with or without the participation of our partners in the well.  A large scale stimulation is currently being designed for the Elkton formation, and it is expected to be completed in December 2008.  A pipeline may be run to the well depending upon the results of the stimulation.  The Company is in discussions with third party mid-stream pipeline companies to pay for and install the pipeline, which is contemplated will also serve as a gathering line for future wells.    The 16-21 well also encountered numerous gas bearing sands and a shale as potential additional future targets.  The Company has also licensed a second well (5-15) near the 16-21 well for drilling in 2009.  The Company’s acreage position will provide numerous other locations should the 16-21, 5-15, and 3-17 prove successful.

The Company has decided to defer laying the pipeline to the 7-18 well and is evaluating several different completion options to improve the economics of this well.

During the last two months of 2007, the Company’s major joint venture partner in the Chambers prospect failed to perform financially with regard to its obligations under signed authorizations for expenditures (AFEs).  This has resulted in the Company being owed approximately $1.8 million from the joint venture partner as of September 30, 2008.  The Company is exercising its rights under the Canadian Association of Petroleum Landmen Operating Procedure (CAPL) agreement to recover this amount, including setting off the partner’s share of income from the 3-17 well and initiating a legal action to sell the joint venture partner’s interest in the prospect to reduce the receivable. Legal proceedings with respect to these issues are pending.

The Company has initiated a legal action against Canadian Phoenix Resources Corp. (CPR) (formerly Arapahoe Energy Corporation), the operator of and the Company’s co-joint venture participant in the Tsuu T’ina prospect, for the purpose of obtaining an accounting of all joint interest billings and to recover funds owed to the Company by CPR, estimated to be between $350,000 to $1,300,000, as a result of project account billing discrepancies.  CPR has denied the Company’s claim.  Because CPR refused to provide the Company with a full accounting for the Tsuu T’ina project, the Company is not presently able to confirm the exact amount owing.

The Tsuu T’ina prospect has been written off of the Company’s books as of December 31, 2007. The Company evaluated the prospect and determined as a result of the poor drilling results that it no longer is interested in pursuing oil and gas operations on this prospect.

Results of Operations

Oil and Gas Operations

Reserve estimates prepared for the Company as of December 31, 2007 by Schlumberger Data & Consulting Services (“Schlumberger”), an independent qualified reserve estimator, report net 32 billion cubic feet (“bcf”) and 13,800 barrels of oil net to the Company of P3 (proven probable possible) reserves.  The possible reserves included in the P3 reserves are estimated at net 23.9 bcf.  It is the Company’s intention, as operator, to apply recent advances in proven technology to develop this reserve base.  Readers are directed to the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information and related public filings for the period ended December 31, 2007 for additional details on the Company’s reported reserves.

Canada

As of September 30, 2008, the Company owns or controls the following oil and gas interests in the Province of Alberta, Canada:

a)

CHAMBERS PROPERTY

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement, a 20% WI in the Chambers 3-17-41-11 W5M well, which was subsequently increased to include an additional 5% WI and the overriding royalty payable to the farmor pursuant to the said farmout and participation agreement and a 50% BPO interest in the Chambers 7-18-41-11 W5M well.  This increase in interest was achieved through the acquisition of White Max Energy Ltd.’s entire interest in the Chambers area (White Max is a Calgary, Alberta based private E&P company).

The Company currently owns a 32.49% WI in the Chambers 3-17-41-11 W5M well.  This well was placed into test production in November 2007.  The next test well was the 16-21 well, which was drilled and reached total depth in September 2007.  This new pool well was drilled to the top of the Shunda formation and encountered multiple gas bearing formations to an approximate depth of 3,300 metres. The Company completed the lower carbonate Elkton formation in the first half of December.  Additional drilling opportunities exist based on the success in the 3-17 well.  The Company also discovered a new organic shale formation to test in 2008.  The shale is present across the entire acreage of Chambers.  The Company holds 12,160 gross acres and 3,872 net acres with an option on another 1,920 acres in the Chambers/Ferrier area.

b)

TSUU T’INA FIRST NATION RESERVE

The Company has abandoned this prospect as a result of three uneconomic wells being drilled on the property.

United States

As of September 30, 2008, the Company owns or controls the following oil and gas interests in the USA:

a)

CHAUTAUQUA LAKE PROPERTIES, CHAUTAUQUA COUNTY, NEW YORK

On April 2, 2007, the Company purchased a 50% WI in 13,280 gross acres, in the State of New York.  This property, with modest production, was primarily acquired to develop proven, probable, and possible undeveloped unconventional natural gas reserves in tight gas sand and shale reservoirs.  The Company continues to acquire leases in this area, and the total acreage under lease is approximately 15,000 gross acres.

Since purchasing the property, the Company has completed workovers on 12 wells to improve production from existing completed intervals. In addition, during the third quarter four wells were recompleted in the Medina formation.  Pipeline shut-ins and high line pressures restricted production in NY this summer and fall.

The Company has completed a field-wide geologic, reservoir, completion, and stimulation study.  These studies will establish the most effective technology for the ongoing development of these reserves and the best location for the first group of new wells.  As of November 14, 2008 six wells have been drilled to test the Medina formation in Ellery Township.

The Company completed the purchase of a 50% WI in 22 wells in Chautauqua County on July 9, 2008.  The agreement is for the Company to spend $500,000 to work over and/or recomplete certain of the purchased wells to improve production.  Such work is expected to begin during Q4.  Furthermore, the Company obtained the option to purchase an additional 25% WI in the deep rights to the 13,280 acres originally purchased in New York.  The Company will coordinate the completion of the new wells with the recompletion of older wells in formations that have not been completed.

The Company plans to test a new shale formation in an existing vertical well in either Q4 2008 or Q1 2009 that was identified as part of the NYSERDA project.  Core and log analysis support that the zone contains sufficient quantities of natural gas to be economic and is viable for production testing.  The formation exists across the entire acreage position and is thick at 200 to 250 ft.   The formation can be added in all of Unbridled’s existing 67 wells as well as the 22 wells purchased as per above, plus new horizontal wells may be drilled if it is successful in the vertical wells tests.

b)

OHIO RIVER PROSPECT, OHIO

During 2007, the Company purchased 100% WI in approximately 23,000 acres in Jackson County, Ohio.  The Devonian group of shale reservoirs and the Clinton tight gas sand are available to exploit natural gas.  A geologic study has been completed to help high grade the first three drilling locations.

The Company entered into a joint venture agreement establishing an eleven township Area of Mutual Interest (AMI) with Equitable to partner on drilling three horizontal test wells in the second quarter 2008 in the Devonian shales in south central Ohio.  The agreement requires Equitable to invest up to $1.8 million to drill, complete and test three horizontal wells on the Company’s approximate 23,000 acre land position; in exchange Equitable will earn a 50% WI in the Company’s Jackson County, Ohio holdings.    Three wells have been drilled and completed, and Equitable has earned its 50% share in the leases in the AMI.  Additional acreage has been leased in the AMI with Equitable.

             The Company signed a Purchase and Sale agreement to acquire two existing wells completed in the Clinton sandstone formation and an option to purchase 2,000 additional acres.  The transaction includes pipeline access to sell gas from a portion of the Company’s lands in Ohio.  One of the wells was re-entered and drilled horizontally by Equitable Production Company (see (b) above).  This purchase will be rolled into the joint venture agreement with Equitable.

Risks and Uncertainties

Mining and oil and gas companies face many and varied kinds of risks in exploration activities. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.   The principal activity of the Company is now oil and gas exploration and it is inherently risky.  Exploration is also capital intensive and the Company currently has no source of income other than those described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

Following are the risk factors which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Exploration Risks

The business of exploring for oil and gas involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored worldwide are ultimately developed into marketable resources. At the present, only the Chautauqua Lake wells in New York have marketable reserves and the proposed programs are an exploratory search for proven or probable reserves which can be marketed. The 3-17 well is in test production.  The 16-21 well is capable of producing gas, but not currently at rates that justify laying a 4 mile pipeline.  A stimulation treatment is planned for the 16-21 in Q4 2008.  Both the 3-17 and 16-21 wells have additional gas behind pipe to be exploited in the future.  The areas presently being assessed by the Company may not contain economically recoverable volumes of oil or gas. The operations of the Company may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable reserves are found, substantial expenditures are required to establish a marketing process.  The economics of developing oil and gas properties is affected by many factors including the cost of operations, fluctuations in the price of the commodities produced, costs of processing equipment, pipeline shut-ins and high line pressure and such other factors as government regulations, including regulations relating to environmental protection.

Financing Risks

The Company has limited financial resources, has limited sources of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s properties will be dependent upon the Company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition and exploration of oil and gas properties as well as for the recruitment and retention of qualified employees.

Environment and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain oil and gas industry operations.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations, and permits. There can be no assurance that all permits which the Company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration activities and these may be costly to remedy.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new properties.

Title matters

Title to and the area of oil and gas concessions may be disputed. Although the Company has taken steps to verify the title to properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Dependence on Key Personnel

The Company’s development to date has largely depended, and in the future will continue to depend, on the efforts of key management. Loss of any of these people could have a material adverse effect on the Company and its business. The Company has not obtained key-person insurance in respect of any directors and other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the Company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the Company’s securities other than possible capital gains.

Competitive Conditions

The oil and gas business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive oil and gas properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. Finally, the Company competes with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract equity investments and other capital.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for oil and gas exploration and development.  Factors beyond the control of the Company may affect the marketability of resources discovered by the Company.  Oil and gas prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Summary of Quarterly Results

The following is a summary of selected financial data for the Company for the three months ended September 30, 2008, and the previous seven reporting  periods.

Item	2008 Sept. 30 Q3	2008 June 30 Q2	2008 Mar. 31, Q1	2007 Dec. 31, 2 Months*	2007 Oct. 31, Q2	2007 Jul. 31, Q1	2007 Apr. 30, Q4	2007 Jan. 31, Q3
Cash and cash equivalents	3,206,330	4,599,509	411,434	509,382	762,169	2,643,565	3,488,898	3,210,942
Working capital	2,862,596	3,888,337	(1,407,792)	(1,435,650)	(1,131,527)	2,128,228	2,523,310	1,719,721
Total revenues	448,088	14,397	195,872	63,558	68,832	77,760	135,968	27,225
Net loss	593,255	1,198,739	923,187	3,085,432	1,099,295	1,180,308	4,532,959	406,898
Loss per share and diluted loss per share	0.01	0.02	0.02	0.07	0.03	0.03	0.17	0.01
Total assets	4,194,452	24,911,447	19,826,538	20,448,655	20,268,443	18,189,392	18,455,073	20,457,288
Total long-term financial obligations	4,429,850	4,319,277	4,264,852	3,429,665	256,527	253,692	250,482	26,325

*Due to change in year end to December 31, only 2 months in this period.

Corporate Structure

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name from Leroy Ventures Inc. to Unbridled Energy Corporation.  The Company’s head office is located at 2424 4th Street SW, Calgary, Alberta T2S 2T4.  Unbridled Energy USA, Inc. is a wholly owned subsidiary of the Company with its office at 2100 Georgetowne Drive, Suite 301, Sewickley, Pennsylvania 15143, USA.  Subsidiaries of Unbridled Energy USA, Inc. are Unbridled Energy New York LLC, Unbridled Energy Ohio LLC and Unbridled Energy PA LLC, all maintaining their office at 2100 Georgetowne Drive, Suite 301, Sewickley, Pennsylvania 15143, USA.  The results of all subsidiaries have been consolidated in the financial reports of the Company.

Unbridled Energy’s registered and records office is located in the offices of Bull, Housser & Tupper LLP, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia V6E 3R3.

SELECT ANNUAL INFORMATION

As of September 30, 2008, the Company had $3,206,330 (December 2007: $509,382) in cash and cash equivalents and a working capital of $2,862,596 (December 2007: $(1,435,650)).  The Company executed a Business Loan Agreement and Promissory Note for $6 million USD with Huntington National Bank, headquartered in Columbus, Ohio, on November 16, 2007.  The initial lending base is $4.2 million USD.  Funds from this debt facility will be applied to the ongoing development of the Company’s existing reserve base in the Appalachian Basin, USA, further development of the Company’s project in the Chambers area of the Western Canadian Sedimentary Basin, and general corporate purposes.  Interest is charged on the outstanding principal at a rate of LIBOR plus 250 basis points.  The loan is secured by the Company’s reserves in Chautauqua County, New York, USA.  At September 30, 2008, the Company had drawn on its loan facility $4,025,337 (December 2007 - $3,055,682) and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents, and short-term investments.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

The results of operations reflect the costs of oil and gas property acquisitions, exploration expenses, plus costs incurred by the Company to maintain its properties in good standing with the various regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company.  General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue.  General and administrative costs are reduced by interest earned on bank accounts and short term investments.  During the period ended September 30, 2008, the Company recorded net revenue of $588,527 (Oct 2007 - $) from its oil and gas properties.

Period of three months ended September 30, 2008 versus three months ended October 31, 2007 for oil and gas expenditures

	Sept. 30 2008 $	Oct. 31 2007 $
Acquisition costs	528,676	299.831
Asset retirement obligation costs	6,251	6,000
Drilling (recovery)	(15,459)	2,593,364
Equipment	61,411	(1,350)
Geological and geophysics	1,792	63.528
General exploration expenses	5,233	7,431

Total Oil and Gas Property Costs	587,904	2,968,804

The general and corporate expenses for the three months ended September 30, 2008 were $629,884 (October 31, 2007: $747,515).  The significant expenses are as per the following table:

	3 Months ended	3 Months ended
	Sept. 30	Oct. 31
General and Corporate	2008 $	2007 $
Financial marketing	2,332	100,938
Accounting and audit fees	19,967	68,201
Bank charges	342	377
Consulting	74,569	45,781
Investor relations	16,922	20,350
Legal fees	71,551	2,335
Office and miscellaneous	38,555	90,161
Payroll and benefits	177,438	182,339
Professional fees	52,831	81,805
Regulatory and transfer agent fees	7,109	22,478
Rent	84,134	69,611
Stock-based compensation	339,271	313,243
Travel and promotion	84,134	63,139
	$ 969,155	$ 1,060,758

In general, the General Corporate activity costs increased compared to the previous year due to increased activities in a number of categories.  These categories all increased due to the increased level of corporate and field activity as a result of the increase in oil and gas acquisitions and exploration and the requirement for additional personnel and office facilities.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral and oil and gas properties, are financed through the completion of equity offerings involving the sale of equity securities.  These equity offerings generally include private placements and the exercise of warrants and options.  Since the Company is a junior resource exploration company, the Company does not have the usual ability to generate sufficient amounts of cash and cash equivalents in the short term.  To maintain the Company's capacity, to meet planned growth, or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.  This may change in the future if the Company is successful in realizing income from its carried interests in its recently acquired oil and gas properties.  The Company is currently investigating the use of various financing alternatives to fund the development of the Company’s properties.

As of September 30, 2008, the Company had $3,206,330 in cash and cash equivalents (December 31, 2007: $509,382) and a working capital of $2,862,596 compared to December 31, 2007 working capital of ($1,435,650).

There are 26,042,458 shares issuable from outstanding warrants (December 31, 2007: 17,165,577) at exercise prices from $0.55 to $1.00, which if fully exercised, would raise $18,567,855 (December 31, 2007: $15,220,865).  There are also 3,715,000 share purchase options outstanding (December 31, 2007: 2,765,000) with a weighted average exercise price of $0.60 which would contribute $2,212,350 (December 31, 2007: $3,041,500) if exercised in full.

The Company’s acquisition costs for resource properties for the three months ended September 30, 2008 was $528,676 (October 2007: $299,831) as a result of the oil and gas property acquisitions.  The Company had debt of $4,025,337 as of September 30, 2008.  The Company’s credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents, and short-term investments.  Accounts payable and accrued liabilities are short-term and non-interest bearing.  The line of credit with Huntington Bank bears interest at the rate of the London Interbank Offer Rate plus 250 basis points.

Other

There are no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.  There have been no unusual or infrequent events or transactions over the past year.

Liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid securities.  Receivables are comprised primarily of joint interest billings (the receivable from our joint venture partner is approximately $1.8 million) and GST receivable of $8,436 as of September 30, 2008.

In terms of the Company’s ability to generate sufficient amounts of cash and cash equivalents, sources of funding are limited to private and/or public placements and debt financing since the Company is a junior exploration company with limited revenues from its New York property at this time.  The main circumstance that could change this would be additional revenues when the Company starts producing the Chambers 16-21 and 7-18 wells in Canada, plus drilling/completing a successful new well in Chambers, plus drilling new wells on its New York and Ohio properties.

CAPITAL RESOURCES

The Company’s capital expenditure commitments as of the fiscal period ended September 30, 2008 is dependent on a number of factors.  The discovery, development and acquisition of mineral and oil and gas properties are in many instances unpredictable events. Future commodity prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company hopes to receive significant income from its oil and gas properties in the near future but there is no assurance that this will be the case.  Should the Company decide to further develop any of its properties or acquire new properties, the Company may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies, or through a combination of the above.

The principal activity of the Company is oil and gas exploration and development and it is inherently risky.  Exploration is also capital intensive and the Company currently has no source of income other than those described above.  Only the skills of its management and staff in oil and gas exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

OFF-BALANCE SHEET TRANSACTION

The Company has not entered into any off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

During the period, the Company had the following transactions with officers and directors and other companies with which officers or directors are related:

	Sept. 30 2008	Oct. 31 2007

Consulting	$ 62,100	$ 15,990
Legal fees	10,698	12,324
Administration, dues & memberships	-	16,897
Payroll and benefits	26,890	15,000

	$ 99,688	$ 60,211

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in payroll and benefits noted above were directors fees of $41,972 (October 31, 2007 - $nil)

Included in consulting noted above were management fees of $nil (October 31, 2007 - $15,000).

Included in accounts payable and accrued liabilities is $26,890 due to directors for directors fees (October 31, 2007 - $nil).  The payables are unsecured with no specific terms of repayment.

Commitments

The Company has committed to annual minimum rental payments (excluding operating costs and other fees) for office premises as follows:

2008	$ 57,351
2009	229,404
2010	241,116
2011	178,863
2012	158,112
Thereafter	158,112

$ 1,022,958

SIGNIFICANT ACCOUNTING POLICIES

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861, Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below:

(i) Comprehensive Income, Section 1530:

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The adoption of this section had no impact upon the Company’s consolidated financial statements.

(ii) Financial Instruments – Recognition and Measurement, Section 3855:

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Statements of Operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

• Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (losses).

• Held for trading financial instruments is measured at fair value. All gains and losses resulting from changes in their fair value are included in the Statements of Operations in the period in which they arise.

• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in the Statements of Operations in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

- Amounts receivable are classified as loans and receivables.  They are recorded at cost, which on initial recognition represents their fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

- Accounts payable and accrued liabilities, note payable and bank loan are classified as other liabilities.  They are initially measured at fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

The adoption of this section had no impact upon the Company’s consolidated financial statements as of May 1, 2007.

(iii) Financial Instruments – Disclosure and Presentation, Section 3861:

This standard sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs in the Statements of Operations on financial liabilities that have been designated as other than held for trading.

(iv) Hedging, Section 3865:

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently has entered into a contract through Lenape Resources Inc. as its agent to sell a portion of its natural gas production to National Fuel Resources at the rate of $8.27/mcf through the month of February, 2010.  Unrealized gains and losses are included in the Statement of Operations.

(v) Accounting Changes, Section 1506:

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.  These capitalized costs, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  Petroleum products and reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equals to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Environmental and Land Reclamation Costs

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the Statements of Operations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proved reserves as determined by independent engineers.  Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded.

Financial Instruments

a) Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, amounts receivable, funds held in trust, reclamation deposits, accounts payable and accrued liabilities, bank loan and note payable.  At September 30, 2008 and December 31, 2007, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b)  Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the amounts receivable is in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.

c)  Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.

d)  Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its US operations.  A portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable, notes payable and bank loan are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.

Shares data - issued and outstanding

On July 15, 2008 the Company’s Board of Directors granted incentive stock options to  certain employees, senior officers, directors and a consultant of the Company to purchase up to 1,660,000 shares at an exercise price of $0.36 per share, and 100,000 shares at an exercise price of $0.75 per share. The options vest one third on January 15, 2009, one third on July 15, 2009 and one third on January 15, 2010 and are subject to the terms and conditions of the Company’s Share Option Plan. The stock options are exercisable up to July 14, 2013.

As at September 30, 2008, the Company had 69,933,618 shares issued and outstanding and 101,074,248 fully diluted shares outstanding.  As at the date of this MD&A, the total number of shares issued and outstanding is 69,933,618 and the Company has 3,715,000 options outstanding, of which 1,586,458 are exercisable.  The exercise prices and the respective numbers of options at November 14, 2008 are listed as below:

Number of Options	Exercisable	Exercise Price	Expiry Date

150,000	112,500	$0.50	October 15, 2010
100,000	100,000	$0.75	May 14, 2011
500,000	500,000	$0.75	August 17, 2011
400,000	400,000	$0.75	September 5, 2011
705,000	440,625	$0.75	July 17, 2012
100,000	33,333	$0.75	November 19, 2012
100,000	0	$0.75	July 14, 2013
1,660,000	0	$0.35	July 14, 2013

3,715,000	1,586,458

At November 14, 2008 the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

5,477,720*	$1.00	December 13, 2008
558,466*	$0.70	December 13, 2008
50,659*	$0.70	December 29, 2008
175,000*	$1.00	February 8, 2009
26,250*	$0.70	February 8, 2009
456,050*	$0.55	April 27, 2009
5,932,110*	$0.85	April 27, 2009
171,150	$0.85	May 17, 2009
2,735,000	$0.85	May 17, 2009
10,460,053	$0.45	November 7, 2009
26,042,458

* During the term of these warrants if the common shares of the Company close at or above $1.85 (affecting 6,388,160 warrants) or $2.00 (affecting 6,288,095 warrants) per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants at that time to a term of 30 calendar days.

Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and resource proper ty costs is provided in the Company’s consolidated Statement of Operations and the accompanying notes contained in its consolidated Financial Statements for the fiscal period ended September 30, 2008 that is available on its SEDAR Page Site accessed through www.sedar.com.

Approval

The disclosure contained in this annual MD&A has been approved by the Company’s Audit Committee and its Board of Directors.

This MD&A is available on Unbridled’s SEDAR Page Site accessed through www.sedar.com.

Dated November 14, 2008

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